 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Pieris Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

720795 10 3
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO. 720795 10 3

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,548,221 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,548,221 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,548,221 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 2,056,000 shares of Common Stock currently issuable upon the conversion of certain Series A Preferred Stock (defined in Item 4). Excludes 81,000 shares of Common Stock underlying certain Series A Preferred Stock currently not convertible due to the Conversion Limitation (defined in Item 4). As of the close of business on December 31, 2017, the Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain A Warrants (defined in Item 4) to acquire 854,800 shares of Common Stock owned by BVF, as a result of the A Warrants Blocker (defined in Item 4). As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants (defined in Item 4) to acquire 427,400 shares of Common Stock owned by BVF, as a result of the B Warrants Blocker (defined in Item 4). As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitations as described in Item 4.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

2

CUSIPNO. 720795 10 3

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		948,832 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

948,832 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,832 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 1,401,000 shares of Common Stock underlying certain Series A Preferred Stock currently not convertible due to the Conversion Limitation. As of the close of business on December 31, 2017, Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain A Warrants to acquire 560,400 shares of Common Stock owned by BVF2, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 280,200 shares of Common Stock owned by BVF2, as a result of the B Warrants Blocker. As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitations as described in Item 4.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

3

CUSIPNO. 720795 10 3

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		182,509 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

182,509 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,509 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 419,000 shares of Common Stock underlying certain Series A Preferred Stock currently not convertible due to the Conversion Limitation. As of the close of business on December 31, 2017, Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain A Warrants to acquire 167,600 shares of Common Stock owned by Trading Fund OS, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 83,800 shares of Common Stock owned by Trading Fund OS, as a result of the B Warrants Blocker. As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitations as described in Item 4.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

4

CUSIPNO. 720795 10 3

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		182,509 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

182,509 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,509 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Excludes 419,000 shares of Common Stock underlying certain Series A Preferred Stock currently not convertible due to the Conversion Limitation. As of the close of business on December 31, 2017, Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain A Warrants to acquire 167,600 shares of Common Stock owned by Trading Fund OS, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 83,800 shares of Common Stock owned by Trading Fund OS, as a result of the B Warrants Blocker. As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitations as described in Item 4.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

5

CUSIPNO. 720795 10 3

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,679,562 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

4,679,562 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,679,562 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 2,056,000 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the close of business on December 31, 2017, the Series A Preferred Stock Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain A Warrants to acquire 1,985,200 shares of Common Stock, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 992,600 shares of Common Stock, as a result of the B Warrants Blocker. As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitations as described in Item 4.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

6

CUSIPNO. 720795 10 3

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,679,562 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

4,679,562 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,679,562 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 2,056,000 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the close of business on December 31, 2017, the Series A Preferred Stock Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain A Warrants to acquire 1,985,200 shares of Common Stock, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 992,600 shares of Common Stock, as a result of the B Warrants Blocker. As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitations as described in Item 4.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

7

CUSIPNO. 720795 10 3

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,679,562 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

4,679,562 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,679,562 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 2,056,000 shares of Common Stock currently issuable upon the exercise of certain Series A Preferred Stock. As of the close of business on December 31, 2017, the Series A Preferred Stock Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate.

Excludes certain A Warrants to acquire 1,985,200 shares of Common Stock, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain B Warrants to acquire 992,600 shares of Common Stock, as a result of the B Warrants Blocker. As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitations as described in Item 4.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

8

CUSIPNO. 720795 10 3

Item 1(a).	Name of Issuer:

Pieris Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

255 State Street, 9th Floor
Boston, Massachusetts 02109

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIPNO. 720795 10 3

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

720795 10 3

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

10

CUSIPNO. 720795 10 3

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 4,963 shares of Series A Convertible Preferred Stock, (the “Series A Preferred Stock”) convertible for an aggregate of 4,963,000 shares of Common Stock. Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock. The Series A Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion Limitation”). As of the close of business on December 31, 2017, the Series A Preferred Stock Conversion Limitation limits the aggregate conversion of Series A Preferred Stock by the Reporting Persons to 2,056,000 out of the 4,963,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that 2,056 shares of the Series A Preferred Stock owned by BVF would be fully converted and the remaining 81 shares of the Series A Preferred Stock owned by BVF, the 1,401 shares of the Series A Preferred Stock owned by BVF2, the 419 shares of Series A Preferred Stock owned by Trading Fund OS and the 1,006 shares of Series A Preferred Stock held in certain of the Partners managed accounts (the “Partners Managed Accounts”) would not be converted, thereby bringing the Reporting Persons to the Conversion Limitation.

In addition to the Series A Preferred Stock, the Reporting Persons hold 1,985,200 Tranche A Warrants (the “A Warrants”) exercisable for an aggregate of 1,985,200 shares of Common Stock. The A Warrants have an exercise price of $2.00 per share and expire on June 8, 2021. The A Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “A Warrants Blocker”). As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the A Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would not be exercised due to the A Warrants Blocker.

In addition to the Series A Preferred Stock and A Warrants, the Reporting Persons hold 992,600 Tranche B Warrants (the “B Warrants”) exercisable for an aggregate of 992,600 shares of Common Stock. The B Warrants have an exercise price of $3.00 per share and expire on June 8, 2021. The B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “B Warrants Blocker”). As of the close of business on December 31, 2017, the B Warrants Blocker limits the aggregate exercise of B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the B Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would not be exercised due to the B Warrants Blocker.

11

CUSIPNO. 720795 10 3

The Reporting Persons may choose to convert or exercise, as applicable, the Series A Preferred Stock, A Warrants or B Warrants in other amounts among the Reporting Persons, while continuing to comply with the respective 9.99% beneficial ownership limitation.

As of the close of business on December 31, 2017, (i) BVF beneficially owned 3,548,221 shares of Common Stock, including 2,056,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock held by it, and excluding (a) 81,000 shares of Common Stock upon the conversion of Series A Preferred Stock held by it, (b) 854,800 shares of Common Stock issuable upon the exercise of A Warrants held by it, and (c) 427,400 shares of Common Stock issuable upon the exercise of B Warrants held by it; (ii) BVF2 beneficially owned approximately 948,832 shares of Common Stock, excluding (a) approximately 1,401,000 shares of Common Stock issuable upon the conversion of certain Series A Preferred Stock held by it, (b) 560,400 shares of Common Stock issuable upon the exercise of A Warrants held by it, and (c) 280,200 shares of Common Stock issuable upon the exercise of B Warrants held by it; and (iii) Trading Fund OS beneficially owned 182,509 shares of Common Stock, excluding (a) 419,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock held by it, (b) 167,600 shares of Common Stock issuable upon the exercise of A Warrants held by it, and (c) 83,800 shares of Common Stock issuable upon the exercise of B Warrants held by it.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own the 182,509 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 4,679,562 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS, excluding (a) 1,006,000 shares of Common Stock issuable upon the exercise of Series A Preferred Stock held in certain Partners Managed Accounts (b) 402,400 shares of Common Stock issuable upon the exercise of A Warrants held in the Partners Managed Accounts, and (c) 201,200 shares of Common Stock issuable upon the exercise of B Warrants held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,679,562 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,679,562 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2 and Trading Fund OS, and held in the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

12

CUSIPNO. 720795 10 3

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (i) 44,794,308 shares of Common Stock outstanding as of November 7, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC) on November 13, 2017 and (ii) 2,056,000 shares of Common Stock that may be acquired upon the conversion of certain Series A Preferred Stock owned by the Reporting Persons.

As of the close of business on December 31, 2017, (i) BVF beneficially owned approximately 7.6% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.0% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (0% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2 and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

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Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on June 17, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIPNO. 720795 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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